UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: June 25, 2013

Commission File Number: 001-33701

Fly Leasing Limited

(Exact Name of registrant as specified in its charter)

West Pier

Dun Laoghaire

County Dublin, Ireland

(Address of principal executive office)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

At the Annual General Meeting of the holders (the “Shareholders”) of the common shares of Fly Leasing Limited (the “Company”) held on June 25, 2013, the Shareholders approved the following:

1.	The election of each of the following directors to hold office until the next Annual General Meeting of the Company or otherwise pursuant to the Company’s amended and restated bye-laws:

	Votes in Favor	Votes Against	Abstentions
Erik G. Braathen	15,705,995	237,502	78,734
Sean Donlon	15,608,611	254,653	158,667
Joseph M. Donovan	15,731,398	204,328	86,205
Susan M. Walton	15,775,809	173,527	72,595

2.	The appointment of Ernst & Young LLP as the Company’s independent auditors and authorization for the Board of Directors of the Company to determine the auditors’ remuneration.

Votes in Favor	Votes Against	Abstentions
15,179,946	206,062	635,923

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fly Leasing Limited (Registrant)

Date: June 25, 2013	By:	/s/ Colm Barrington
Colm Barrington
Chief Executive Officer and Director

3